

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 18, 2007

Via Mail and Fax

Stamatios N. Tsantanis
Chief Financial Officer
Top Tankers Inc.
1 Vassilissis Sofias and Meg.
Alexandrou Street, 15124
Maroussi, Greece

> **RE:** **Top Tankers Inc.**
> **Form 20-F for the Year Ended December 31, 2006**
> **File Number: 000-50859**

Dear Mr. Tsantanis:

We have reviewed your correspondence dated September 18, 2007, and have the following comment. We believe you should amend your filings as indicated in our comment. If you disagree, we will consider your explanation as to why an amendment is not necessary. Please be as detailed as necessary in your explanation. Please file your response to our comment via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2006

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(m) Accounting for Dry-Docking Costs

1. We note your response to our prior comment number 3. The fact that you have begun labeling these costs as Planned Major Maintenance Activities (or "PMMA") in response to our comments does not change the underlying nature of the large majority of the costs that you have capitalized as drydocking; they are expenditures incurred for repair and maintenance that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of vessels, but rather allow vessels to continue to be operated in their current capacity. With respect to your reference to FSP AUGAIR-1, we believe the guidance was intended solely to eliminate use of the accrue-in-advance method. While we understand your effort to analogize to the AICPA Airline Guide and its reference to the deferral method, it is important to note

that the deferral method is rarely used in practice by airlines. In fact, the largest airlines expense maintenance as incurred and do not use the deferral method. Because direct expensing, rather than deferral, is the predominant method used in practice in the airline industry, we do not find your analogy to the Airline Guide's deferral method to be a compelling reason to allow you to capitalize non-betterment repair and maintenance costs incurred during drydocking. In addition, your practice of capitalizing these repair and maintenance costs is problematic because it implies that estimated useful lives assigned to a portion of your vessels' initial costs were greater than they should have been (built-in overhaul method). It is also problematic because it results in inconsistent treatment by you of repair and maintenance costs, with some being capitalized and some being expensed depending solely on whether the costs were performed before or after being noted as necessary by a drydocking inspection. We do not object to you capitalizing the actual cost of the regulatory inspection and the drydocking itself (i.e., the cost to put the ship in the dry dock and have it stored there temporarily). However, we continue to believe repair and maintenance costs that are not betterments do not qualify for deferral but rather should be expensed as incurred in accordance with your accounting policy for repair and maintenance costs, which states that all repair and maintenance costs are expensed as incurred. We believe you should amend your Form 20-F for the year ended December 31, 2006 and subsequent filings, as appropriate, to restate your financial statements to expense, rather than defer and amortize, repair and maintenance costs incurred during drydockings in conformity with your repair and maintenance costs accounting policy.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Gary J. Wolfe, Seward & Kissel LLP